CORAL GOLD RESOURCES LTD.
Suite 400 – 455 Granville Street
Vancouver, BC  V6C  1T1
Ph: (604) 682-3701; Fax: (604) 682-3600
 www.coralgold.com
ir@coralgold.com

July 11, 2007
Trading Symbols: TSX Venture – CGR
 US;OTC.BB – CGREF
 Berlin and Frankfurt – GV8

Coral to begin deep drilling program

Coral Gold Resources Ltd. is pleased to announce that it will begin drilling four deep holes (3 – 5,000 feet) on its wholly owned Robertson Property in the Battle Mountain – Cortez Eureka gold belt in Northern Nevada, USA on July 16, 2007 to explore the lower plate.

The drilling will be carried out by Lang Exploratory Drilling of Elko, NV, a subsidiary of Boart Longyear, Inc.

On Behalf of the Board of Directors:

“Louis Wolfin”
Louis Wolfin
President

 The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.